15045386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Tr 2/20/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68063

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADE PARTNERS BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29100 NORTHWESTERN HYW, SUITE 405
(No. and Street)

SOUTHFIELD	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAJESH KOTHARI — 248-430-6266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905

(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2015
REGISTRATIONS BRANCH
19

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAJESH KOTHARI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADE PARTNERS BD, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda R. Santiago, Notary Public
State of Michigan, County of Macomb
My Commission Expires 6/19/2018
Acting in the County of OAKLAND

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE PARTNERS BD, LLC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
CASCADE PARTNERS BD, LLC
Southfield, Michigan

Report on the Financial Statements
We have audited the accompanying financial statements of CASCADE PARTNERS BD, LLC, a Michigan corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CASCADE PARTNERS BD, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 14, 2015

CASCADE PARTNERS BD, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

		2014
ASSETS		
Cash	$	23,144
Accounts receivable - Non-customers		-
Prepaid expenses		4,672
TOTAL ASSETS	$	27,816

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	25
TOTAL LIABILITIES		25
MEMBER'S EQUITY		
Member's Equitity		27,791
TOTAL MEMBER'S EQUITY		27,791
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	27,816

CASCADE PARTNERS BD, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
REVENUES		
Closing fees	$	131,094
Client advisory fees		40,000
Other income		1,320
TOTAL REVENUE		172,414
OPERATING EXPENSES		
Accounting		9,150
Advertising		405
Bad debts		20,000
Bank service charges		190
Education		802
Insurance		1,121
Legal		156
Office		4,062
Other		2,400
Payroll		-
Postage		51
Registration and licensing		6,169
Rent & utilities		5,298
Telephone & internet		930
TOTAL EXPENSES		50,734
INCOME FROM OPERATIONS		121,680
OTHER INCOME (EXPENSE)		
Interest income		49
Net Income (Loss)	$	121,729
Member's Equity - Beginning of year		66,062
Distributions		(160,000)
Member's Equity - End of year	$	27,791

CASCADE PARTNERS BD, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	121,729
(Increase) Decrease in:		
Accounts receivable		11,371
Prepaid expenses		(343)
Increase (Decrease) in:		
Accounts payable		(170)
Net Cash Used in Operating Activities		132,587
CASH FLOWS FROM OPERATING ACTIVITIES		
Member Distributions	$	(160,000)
NET DECREASE IN CASH		(27,413)
Cash - beginning of year		50,557
Cash - end of year	$	23,144

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—CASCADE PARTNERS BD, LLC (the "Company") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protector Corporation ("SIPC"). The Company is a Michigan Limited Liability Company that is a wholly owned subsidiary of Cascade Partners, LLC (the "Parent"). The Company provides investment banking and certain other financial services to a variety of companies.

b. Financial Reporting Framework—The Company's financial instruments are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

d. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Company considers all deposits in demand accounts and all short-term securities purchased with a maturity of three months or less to be cash or cash equivalents.

e. Accounts Receivable—The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

f. Revenue and Cost Recognition—Closing and client advisory fees are recorded as revenue when earned. Costs are expensed in the period incurred.

g. Advertising—The Company expenses all advertising costs when incurred. There was advertising expense of $405.00 incurred during the year ended December 31, 2014.

h. Income Taxes—The Company is not a tax paying entity for the purposes of federal and state income taxes. Federal and State income taxes of the Company are reported by the Parent entity, and accordingly, no provision for income taxes has been reflected on the statements.

i. Recently Issued and Adopted Accounting Standards—In February 2013, the FASB issued ASU No. 2013-02 *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU No 2013-02"). ASU No. 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented, or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. For non-public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company has determined that the adoption of ASU No. 2013-02 did not have a material impact on the financial statements for the period ended December 31, 2014.

In February 2013, the FASB issued ASU No. 2013-04 *Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation is Fixed at the Reporting Date* ("ASU No 2014-04"). ASU No. 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the following: the amount the reporting entity agreed to pay on the basis of its arrangement among the co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, an entity is required to disclose the nature and amount of the obligation as well as other information about those obligations. ASU No. 2013-04 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For non-public entities, the amendments are effectives for fiscal years ending after December 15, 2014, and interim periods and annual periods thereafter. Early adoption is permitted. The amendments in ASU No. 2013-04 should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements, within the scope of ASU 2013-04, that exist at the beginning of an entity's fiscal year of adoption. The Company is still evaluating the impact that the adoption of ASU No. 2013-04 will have on the financial statements for the year ending December 31, 2014.

j. Subsequent Events – The Company has evaluated events and transactions that occurred between January 1, 2015 and February 14, 2015, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. No items were noted for inclusion in the financial statements as a result of these procedures.

k. Nature of Operations and Summary of Significant Accounting Policies – In July 2013, the FASB issued a proposed ASU, *Intangibles – Goodwill and Other (Topic 350): Accounting for Goodwill.* The proposed amendments would allow an entity to amortize goodwill on a straight-line basis over the useful life of the primary asset acquired in a business combination, not to exceed 10 years. Goodwill would be tested for impairment only when a triggering event occurs that would indicate that the fair value of an entity may be below its carrying amount. Moreover, goodwill would be tested for impairment at the entity-wide level rather than at the reporting unit level. The proposed amendments would be applied prospectively for all existing goodwill and for all new goodwill generated in business combinations after the effective date. The Company is still evaluating the impact that the proposed ASU may have on the financial statements of future financial reporting periods.

NOTE 2: NET CAPITAL REQUIRMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2014, the Company had net capital of $23,119.

There were not material differences between net capital as calculated by the Company and the balance as reported in the supplementary information Schedule I Computation of Net Capital Under SEC Rule 15c3-1.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with the Parent company covering certain general and administrative expenses. The Company is invoiced for these services on a monthly basis Included in general and administrative expenses are direct client costs of $3,274, rent and utilities of $5,298, and other expenses and fees of $4,992 for the year ended December 31, 2014.

NOTE 4: OPERATING LEASE

The Company subleased its Southfield, Michigan office from January through December under the Expense Sharing Agreement. See Note 3 for additional information.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
CASCADE PARTNERS BD, LLC
Southfield, Michigan

We have audited the financial statements of CASCADE PARTNERS BD, LLC as of and for the year ended December 31, 2014, and our report thereon dated February 14, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 14, 2015

CASCADE PARTNERS BD, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014
Schedule I

Total ownership equity from Statement of Financial Condition	$	27,791
less nonallowable assets from Statement of financial Condition		
Accounts receivable - non customers		-
Prepaid expenses		(4,672)
Net capital before haircuts on securities positions	$	23,119
Haircuts on securities		-
Net capital before haircuts on securities positions	$	23,119
Aggregate indebtedness	$	25
Net capital required based on aggregate indebtedness (6-2/3%)	$	2
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess Net Capital	$	18,119
Total aggregate indebtedness		
(A) - 10% of total aggregate indebteness	$	3
(B) - 120% of minimum net capital requirement	$	6,000
Net capital less than the greater of (A) or (B)	$	17,119
Percentage of Aggregate Indebtedness to Net Capital		0.146%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
CASCADE PARTNERS BD, LLC
Southfield, Michigan

In planning and performing our audit of the financial statements of CASCADE PARTNERS BD, LLC as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered CASCADE PARTNERS BD, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CASCADE PARTNERS BD, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of CASCADE PARTNERS BD, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by CASCADE PARTNERS BD, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because CASCADE PARTNERS BD, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CASCADE PARTNERS BD, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CASCADE PARTNERS BD, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at FEBRUARY 14, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 14, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT. YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
CASCADE PARTNERS BD, LLC
Southfield, Michigan

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2014 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 14, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
CASCADE PARTNERS BD, LLC
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by CASCADE PARTNERS BD, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CASCADE PARTNERS BD, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CASCADE PARTNERS BD, LLC's management is responsible for CASCADE PARTNERS BD, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 less revenues reported on the FOCUS reports for the period from January 1, 2014 to March 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2014 to December 31, 2014 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 14, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE MEMBERS OF
CASCADE PARTNERS BD, LLC
SOUTHFIELD, MICHIGAN 48034

We have examined CASCADE PARTNERS BD, LLC's statements, included in the accompanying Exemption Report, that (1) CASCADE PARTNERS BD, LLC's internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2014; (2) CASCADE PARTNERS BD, LLC's internal control over compliance was effective as of DECEMBER 31, 2014; 3) CASCADE PARTNERS BD, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2014; and (4) the information used to state that CASCADE PARTNERS BD, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from CASCADE PARTNERS BD, LLC's books and records. CASCADE PARTNERS BD, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing CASCADE PARTNERS BD, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of CASCADE PARTNERS BD, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on CASCADE PARTNERS BD, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether CASCADE PARTNERS BD, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2014; CASCADE PARTNERS BD, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2014 was as derived from CASCADE PARTNERS BD, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating CASCADE PARTNERS BD, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from CASCADE PARTNERS BD, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, CASCADE PARTNERS BD, LLC's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 14, 2015